Exhibit 99.6
May 10, 2009
Board of Directors of SumTotal Systems, Inc.
c/o SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043
Ladies and Gentlemen:
Vista Equity Partners Fund III, L.P. (“Vista”) greatly appreciates the opportunity you have afforded us to complete our confirmatory due diligence with respect to an acquisition of SumTotal Systems, Inc. We have reviewed the information provided, and we are now pleased to confirm our proposal (the “Proposal”) initially submitted on May 6, 2009. This Proposal contemplates an acquisition of the Company in a merger, fully funded by Vista, pursuant to which your shareholders would receive $4.50 in cash for each share of common stock.
As you are aware, acting in parallel with our completion of due diligence, our legal advisors have worked with yours to arrive at forms of the merger agreement and ancillary documents, including equity commitment and guarantee letters. We are attaching these documents in final form to this letter, and we will execute them immediately upon notification from you that you intend to terminate the existing merger agreement filed by the Company under form 8-K on April 24, 2009 (the “Existing Merger Agreement”). As you know, our agreement contemplates the continuation of the existing “go shop” period outlined in the Existing Merger Agreement and provides that (i) should a party other than the party to the Existing Merger Agreement (and/or its affiliates) make a superior proposal during this period, and (ii) should we decline to match this new proposal which the Company properly accepts in accordance with the provisions of our agreement, then the Company would not be obligated to pay Vista any breakup fee.
We trust that you agree that our Proposal now constitutes a Superior Proposal as defined in the Existing Merger Agreement, and that you will immediately notify the other party to the Existing Merger Agreement of this determination. We wish to reiterate our resolve to complete this acquisition and look forward to doing so as quickly as possible, as we believe that swiftly removing the increasing uncertainty and distraction caused by this process is in the best interests of the Company’s shareholders, employees, customers and partners. We look forward to a prompt response to our Proposal.
This Proposal shall (i) become irrevocable upon delivery of notice by you to us that you have delivered the notice contemplated by Section 5.3(f)(iv) of the Existing Merger Agreement in respect of this Proposal and (ii) remain irrevocable until 10:00 a.m., San Francisco time, on the next Business Day (as defined in the Existing Merger Agreement) following the expiration of the related Notice Period (as defined in the Existing Merger Agreement).

Sincerely, VISTA EQUITY PARTNERS FUND III, L.P.
By:	VISTA EQUITY PARTNERS FUND III GP, LLC
Its:	General Partner

By:	VEFIIGP, LLC

Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Its: Managing Member
Cc RBC Capital Markets, attention Devon Ritch, Dave Ramazetti, Peter Gant, Louis Draper; Wilson Sonsini Goodrich & Rosati, Professional Corporation, attention Jeffrey Cannon, Brad Finkelstein, Katharine Martin